Exhibit 3.1

Certificate of Amendment

of the

Second Amended and Restated

Certificate of Incorporation

of

Advent Technologies Holdings, Inc.

Advent Technologies Holdings, Inc. (hereinafter called the “Corporation”), organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “DGCL”), does hereby certify as follows:

FIRST: The name of the Corporation is Advent Technologies Holdings, Inc. The original Certificate of Incorporation of the Corporation was filed with the Secretary of the State of Delaware on June 18, 2018; an Amended and Restated Certificate of Incorporation of the Corporation was filed on November 15, 2018; a Certificate of Amendment to such Amended and Restated Certificate of Incorporation of the Corporation was filed on May 19, 2020; and a further Certificate of Amendment to such Amended and Restated Certificate of Incorporation of the Corporation was filed on October 16, 2020. The Second Amended and Restated Certificate of Incorporation of the Corporation was filed on February 4, 2021 (together with this amendment, the “Current Certificate”), as amended by that certain Certificate of Amendment to such Second Amended and Restated Certificate of Amendment filed on June 20, 2023.

SECOND: Pursuant to Section 242 of the Delaware General Corporation Law (the “DGCL”) the Board of Directors of the Corporation has duly adopted, and the stockholders of the Corporation have approved the amendments to the Current Certificate set forth in this Certificate of Amendment

THIRD: Pursuant to Section 242 of the General Corporation Law, Article IV is hereby amended by deleting subsection (a) in its entirety and replacing it with the following:

“(a) Authorized Shares. The total number of shares of stock which the Corporation shall have authority to issue is 501,000,000 shares, consisting of 500,000,000 shares of Common Stock, par value $0.0001 per share (“Common Stock”), and 1,000,000 shares of Preferred Stock, par value $0.0001 per share (“Preferred Stock”). Upon the filing and effectiveness (the “Effective Time”), pursuant to the DGCL, of this Certificate of Amendment to the Second Amended and Restated Certificate of Incorporation of the Corporation, each 30 shares of Common Stock and either issued and outstanding or held by the Corporation in treasury stock immediately prior to the Effective Time shall, automatically and without any action on the part of the respective holders thereof, be combined and converted into one share of Common Stock (the “Reverse Stock Split”). No fractional shares shall be issued in connection with the Reverse Stock Split. Holders of Common Stock who otherwise would be entitled to receive fractional shares of Common Stock because they hold a number of shares not evenly divisible by the Reverse Stock Split ratio will automatically be entitled to receive, in cash, the value of any fractional share interest in Common Stock arising from the Reverse Stock Split equal to the fraction to which such stockholder would otherwise be entitled multiplied by the closing sales price of the Common Stock as reported on The Nasdaq Stock Market as of the Effective Time.”

FOURTH: This Certificate of Amendment shall be effective upon filing with the Secretary of State of the State of Delaware.

[Remainder of Page Intentionally Left Blank; Signature Page to Follow]

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be executed by its Chief Executive Officer this 13th day of May, 2024.

ADVENT TECHNOLOGIES HOLDINGS, INC.

By:	/s/ Vassilios Gregoriou
Name:	Vassilios Gregoriou
Title:	Chief Executive Officer